UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On April 22, 2026, Lifezone Metals Limited (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with seven institutional investors (the “Purchasers”) pursuant to which the Company agreed to issue and sell, in a registered direct offering, an aggregate of 5,700,000 ordinary shares (the “Shares”) of the Company, par value $0.0001 per share (“Ordinary Shares”), at a purchase price of $4.40 per share (the “Offering”).

The Company expects to receive aggregate gross proceeds from the Offering of approximately $25,080,000 million before deducting placement agent fees and other offering expenses. The Company expects to use the net proceeds from the Offering for exploration activities in Burundi and Tanzania, the PGM Recycling Project, conducting Hydromet research and development at Simulus Laboratory, and other general corporate and working capital purposes, including financing costs.

The Offering is expected to close on or about April 23, 2026, subject to the satisfaction of closing conditions set forth in the Purchase Agreement.

Roth Capital Partners, LLC (“Roth”) acted as sole placement agent for the Offering pursuant to a placement agency agreement dated April 22, 2026 (the “Placement Agency Agreement”), between the Company and Roth. Pursuant to the Placement Agency Agreement, the Company has agreed to pay Roth a fee equal to 6% of the gross proceeds received by the Company, which is expected to be $1,504,800.

The Offering is being made pursuant to the Company’s registration statement on Form F-3 (File No. 333-281189), previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2024, and declared effective on August 16, 2024, and a prospectus supplement dated April 22, 2026.

In connection with the Offering, the Company’s directors and executive officers have agreed, for a period of 30 days from closing and subject to certain exceptions set forth in the lock-up agreements, not to (i) offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of Ordinary Shares; or (ii) enter into certain derivative transactions relating to the ownership of securities of the Company.

The Purchase Agreement and the Placement Agency Agreement contain representations and warranties and agreements of the applicable parties thereto, as well as certain rights to indemnification, that the Company believes are customary for transactions of this nature. The representations, warranties and covenants contained in the Purchase Agreement and the Placement Agency Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the applicable parties thereto and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Placement Agency Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Placement Agency Agreement, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s other filings with the SEC.

The foregoing descriptions of the Purchase Agreement and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety by reference to the copies of the form of the Purchase Agreement and the Placement Agency Agreement, which are furnished as Exhibits 1.1 and 1.2, respectively, to this report on Form 6-K. A copy of the opinion of Appleby (Isle of Man) LLC, counsel to the Company, relating to the validity of the Ordinary Shares to be issued in the Offering is furnished herewith as Exhibit 5.1.

The information in this report and accompanying exhibits shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281189) and the related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Form of Share Purchase Agreement, dated April 22, 2026, by and among Lifezone Metals Limited and the purchasers thereto.
1.2	Placement Agency Agreement, dated April 22, 2026, by and between Lifezone Metals Limited and Roth Capital Partners, LLC.
5.1	Opinion of Appleby (Isle of Man) LLC.
99.1	Press Release of the Company dated April 22, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: April 22, 2026	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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